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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                              LOCTITE CORPORATION
                           (NAME OF SUBJECT COMPANY)

                              LOCTITE CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   0005401371
                       (CUSIP NUMBER OF CLASS SECURITIES)

                            ------------------------

                              ROBERT W. FIONDELLA
                       CHAIRMAN OF THE SPECIAL COMMITTEE
                          OF THE BOARD OF DIRECTORS OF
                              LOCTITE CORPORATION
                             10 COLUMBUS BOULEVARD
                          HARTFORD, CONNECTICUT 06106
                                 (860) 520-5000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

             STUART Z. KATZ, ESQ.                         EUGENE F. MILLER, ESQ.
   FRIED, FRANK, HARRIS, SHRIVER & JACOBSON   VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
              ONE NEW YORK PLAZA                           LOCTITE CORPORATION
           NEW YORK, NEW YORK 10004                       10 COLUMBUS BOULEVARD
                (212) 859-8000                         HARTFORD, CONNECTICUT 06106
                                                              (860) 520-5000

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The subject company is Loctite Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 10 Columbus Boulevard, Hartford, Connecticut 06106. The title of the class of equity securities to which this Statement relates is the common stock, $.01 par value per share, of the Company (the "Common Stock"), together with the associated common stock purchase rights (the "Rights") issued pursuant to the Rights Agreement (the "Rights Agreement") dated as of April 14, 1994 between the Company and The First National Bank of Boston, as Rights Agent (the Common Stock, together with the Rights, are hereinafter referred to as the "Shares").

ITEM 2.  TENDER OFFER OF HENKEL.

     This Schedule 14D-9 Solicitation /Recommendation Statement (the "Statement") relates to the tender offer previously announced by HC Investments, Inc., a Delaware corporation ("HCI") and an indirect wholly-owned subsidiary of Henkel KGaA, a Kommanditgesellschaft auf Aktien (a partnership limited by shares) organized under the laws of the Federal Republic of Germany, to purchase all outstanding Shares at a price per Share of $57.75, net to the seller in cash, without interest (the "Offer").

     According to the Schedule 14D-1 Tender Offer Statement filed by HCI (the "Henkel 14D-1 Statement"), the principal executive offices of HCI are located at 1105 North Market Street, Suite 1300, Wilmington, Delaware 19801, and the principal executive offices of Henkel KGaA are located at Henkelstrasse 67, D-40191 Dusseldorf, Germany.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) Name and Business Address of Person Filing This Statement.

     The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Arrangements with Executive Officers, Directors or Affiliates of the Company; Arrangements with HCI, Henkel KGaA and their Respective Executive Officers, Directors or Affiliates.

     Except as set forth in this Item 3(b), there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) HCI, Henkel KGaA and their respective executive officers, directors or affiliates.

Special Committee

     On October 30, 1996, the Board of Directors of the Company (the "Board") established a special committee (the "Special Committee") consisting of directors of the Company who are not designees or representatives of, or otherwise affiliated with, Henkel KGaA and its affiliates or management of the Company to consider the unsolicited acquisition proposal made by Henkel KGaA on October 28, 1996 to acquire the Company (the "Henkel Proposal") and related matters. The members of the Special Committee are Robert W. Fiondella (Chairman), Peter C. Browning, Arthur P. Byrne, Robert E. Ix, Frederick B. Krieble, Indra K. Nooyi, Stephen F. Page and Stephen J. Trachtenberg.

     Each member of the Special Committee will receive a fee of $1,000 for each meeting of the Special Committee in accordance with the Company's normal director compensation policy. In addition, Mr. Fiondella will receive a fee to be determined by the Special Committee for serving as Chairman.

Employee Benefit Matters

     Certain information with respect to certain contracts, agreements, arrangements or understandings between the Company and certain of its executive officers, directors and affiliates is set forth in pages 6-19 of the Company's Notice of Annual Meeting of Stockholders and Proxy Statement dated March 13, 1996 for the

Company's 1996 Annual Meeting of Stockholders held on April 24, 1996 (the "Proxy Statement"). Copies of the foregoing pages are attached as Exhibit 99.3 to this Statement and are incorporated by reference.

     In addition to the information set forth in the Proxy Statement, restricted stock and options were awarded in 1996. On February 20, 1996 restricted stock was awarded to executive officers as follows: David Freeman, 2,702 Shares; Robert Aller, 668 Shares; Eugene Miller, 536 Shares; and Louis J. Baccei, 868 Shares. On the same date, options were awarded to executive officers with respect to the following number of Shares underlying such options, at a price of $52.375 per Share: David Freeman, 7,026 Shares; Robert Aller, 1,737 Shares; Eugene Miller, 1,354 Shares; and Louis J. Baccei, 2,257 Shares.

     In April of 1996, the Company hired Keith Hall as chief financial officer. Mr. Hall's base salary for 1996 is approximately $200,000.

     On November 18, 1996, the Special Committee authorized the Company to enter into Retention Agreements (each, a "Retention Agreement") with certain employees, including all of the Company's executive officers. The form of Retention Agreement is attached as Exhibit 99.5 and is incorporated by reference. The following summary of the Retention Agreements is qualified in its entirety by reference to the form of Retention Agreement.

     The Retention Agreements generally provide that, in the event that the employee's employment is terminated "without cause" or if the employee terminates his or her employment for "good reason," in each case within two years following a "change in control" (which would include the consummation of the Offer), the employee would be entitled to salary and bonus and the continuation of health and pension benefits for three years (in the case of 12 employees, including all executive officers of the Company), two years (in the case of an additional approximately 50 employees), and one year (in the case of an additional approximately 90 employees). Salary and bonus amounts would be paid in a lump sum. Benefits would be continued for the period stated (although executives could elect a cash settlement of the value of the benefit continuation in certain circumstances). The Retention Agreements provide for reimbursement of legal fees incurred by the employee with respect to his or her termination of employment or to enforce his or her rights under the Retention Agreement following a change in control. With the exception of the Retention Agreement with Mr. Hall, all amounts payable as a result of a change in control would be reduced to the extent necessary so that no excise tax would be imposed on any of the payments and the amounts payable would be fully deductible by the Company for U.S. federal income tax purposes. In the case of Mr. Hall, such a reduction would be applied only if it resulted in a greater after-tax benefit to Mr. Hall.

     The Retention Agreement replaces the employment agreements described on pages 17 and 18 of the Proxy Statement for the executives party to those agreements. If the benefit provided by the Retention Agreement for any employee is less than the amount to which that employee is entitled under the Company's normal severance policy or any federal, state or foreign law, the employee will receive the greater benefit under the severance policy or applicable law. If all employees of the Company who are parties to Retention Agreements are immediately terminated following a change in control, an event which the Special Committee considers to be very unlikely, the Company believes, based on certain assumptions, that the incremental cost to the Company of the Retention Agreements relative to the current employment agreements and the Company's normal severance policy would be approximately $18.0 million, on an after-tax basis. With respect to Retention Agreements to be entered into with employees situated outside of the United States, the Retention Agreement may be modified, as necessary, to comply with foreign law.

     Also on November 18, 1996, the Special Committee approved amendments to the Company's stock option and restricted stock plans. Under the amendments, upon a "change in control" (which would include consummation of the Offer), all outstanding options granted at least one year prior to the change in control would become fully exercisable, and all restricted stock would vest and become nonforfeitable. However, no options will become exercisable and no restricted stock will vest and become nonforfeitable upon a change in control if the exercisability or vesting, as the case may be, would preclude the application of pooling-of-interests accounting treatment to a transaction for which pooling-of-interests treatment is to be adopted by the Company and which has been approved by the Special Committee. At the purchase price under the Offer of $57.75 and based on certain other assumptions, the Company believes that the value of the shares of restricted

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stock and option awards with respect to which the exercisability and vesting would be accelerated on a change in control would be approximately $10.6 million.

Arrangements with Henkel

     Initial Henkel Purchase. In 1985, Henkel Corporation, a subsidiary of Henkel of America, Inc. and an indirect wholly-owned subsidiary of Henkel KGaA, purchased, with the approval of the Company, approximately 25.01% of the then outstanding Shares from certain members of the Krieble family (the "Initial Purchase"). The Initial Purchase was effected pursuant to a Stock Purchase Agreement, dated as of May 23, 1985, as amended October 11, 1985 (the "Initial Purchase Agreement"). In connection with the Initial Purchase, Henkel Corporation obtained a right of first refusal from such members of the Krieble family with respect to additional Shares then owned by them representing approximately 14% of the then outstanding Shares (the "Right of First Refusal"). Additionally, in connection with the Initial Purchase, Henkel of America, Inc. and the Company entered into a standstill agreement that contained certain restrictions on the ability of Henkel of America, Inc. and its affiliates to purchase additional shares (the "Initial Standstill Agreement"). In January 1992, Frederick B. Krieble, one of the members of the Krieble family who was party to the Initial Purchase Agreement and subject to the Right of First Refusal, transferred all of his Shares to Theta II Limited ("Theta II"), a personal holding company organized under the laws of The Turks and Caicos Islands and wholly owned by Mr. Krieble. In connection with this transfer, Theta II agreed to be bound by the Right of First Refusal with respect to the Shares transferred to it.

     According to the Henkel 14D-1 Statement, in 1989, Henkel Corporation transferred all Shares held by it to HCI, a holding company established to hold certain investments previously held by Henkel Corporation. As used herein, the term "Henkel Group" means Henkel KGaA, Henkel Corporation and HCI, collectively.

     According to the Henkel 14D-1 Statement, during the nearly 11 years since the Initial Purchase, Henkel Corporation and, since 1989, HCI have acquired additional Shares in a number of transactions (including purchases pursuant to the Right of First Refusal). According to the Henkel 14D-1 Statement, (i) HCI currently owns 11,208,224 Shares, representing approximately 35.0% of the 32,041,559 Shares outstanding as of October 31, 1996 and (ii) the Henkel Designees (as hereinafter defined) to the Board and certain of the executive officers and directors of Henkel KGaA beneficially own, in the aggregate, 13,160 Shares. As described below, no member of the Henkel Group may beneficially own in excess of 35% of the outstanding Shares, subject to adjustment under certain circumstances (the "Henkel Percentage"), without triggering the Rights, other than pursuant to a "Permitted Offer." A Permitted Offer, which is described more fully below, means a tender or exchange offer which is either approved by a majority of disinterested directors or remains open for at least 60 days and after which the offeror owns 50% as more of the outstanding Shares.

     The 1994 Agreement. In April of 1994, the Company entered into a new standstill agreement with the Henkel Group (the "1994 Agreement"). The 1994 Agreement replaced the Initial Standstill Agreement, which was scheduled to expire in May 1995. In connection with entering into the 1994 Agreement, the Company adopted a stockholder rights plan embodied in the Rights Agreement. The following summary of the 1994 Agreement and the Rights Agreement is qualified by reference to the copies of those agreements, which are included as Exhibits 99.6 and 99.7 to this Statement and incorporated by reference.

     Pursuant to the 1994 Agreement, the Company is prohibited from (i) adopting any stockholder rights plan or similar device that does not contain substantially the same terms and conditions as those set forth in the Rights Agreement and (ii) adopting, amending, modifying, waiving, terminating or invalidating any provision of the Rights Agreement, any similar rights plan or the Company's certificate of incorporation or by-laws in any way which would adversely affect the rights of any member of the Henkel Group under the Rights Agreement.

     Under the 1994 Agreement, the Company must (subject to certain exceptions) give the Henkel Group notice of, and a reasonable opportunity to present its views on, (i) any proposed adoption, amendment, modification, waiver, termination or invalidation by the Company of any provision of the Rights Agreement, any similar rights plan, the Company's certificate of incorporation or by-laws not otherwise prohibited by the

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provisions described in the preceding paragraph and (ii) certain proposed issuances by the Company of additional Shares.

     Under the 1994 Agreement, the Henkel Group may not, and must cause each of their respective affiliates, as defined in Rule 12b-2 of the Exchange Act (an "affiliate"), and any person designated by the Henkel Group to be a member of the Board (or who is otherwise a representative on the Board of any affiliate of any member of the Henkel Group) not to, directly or indirectly, seek to (i) amend, modify, waive, terminate or invalidate any provision of the Rights Agreement or similar rights plan or (ii) redeem or exchange the rights under the Rights Agreement, in either case, unless a majority of the Outside Directors (defined as directors who are neither employees or officers of the Company nor designees or representatives of any member of the Henkel Group or their respective affiliates) of the Company consents to such action. The consent of the Outside Directors of the Company can only be obtained if there is at least one Outside Director. Under the 1994 Agreement, the Henkel Group must (subject to certain exceptions) give the Company notice of, and a reasonable opportunity to present its views on, any proposed solicitation of proxies in opposition to any proposal recommended by the Board or to remove any member of the Board.

     Under the 1994 Agreement, the Board was expanded from ten to twelve members. The Company may not expand or reduce the size of the Board without the Henkel Group's prior written consent.

     Under the 1994 Agreement, the Henkel Group is entitled to recommend three persons to serve as members of the Board (any member of the Board recommended or designated by the Henkel Group, a "Henkel Designee") at any time that the Henkel Group together with its affiliates own 25% or more of the outstanding Shares; two persons at any time that the Henkel Group together with its affiliates own between 15% and 25% of the outstanding Shares; and one person at any time that the Henkel Group together with its affiliates own between 10% and 15% of the outstanding Shares. The Henkel Group is not entitled to recommend any members of the Board at any time that the Henkel Group together with its affiliates own less than 10% of the outstanding Shares. Each recommendation by the Henkel Group is subject to the approval of a majority of all of the members of the Board, which approval shall not be unreasonably withheld. The 1994 Agreement also included the parties' understanding that approval would not be anticipated to be withheld unless the Henkel Group recommended an executive from its adhesives business or someone whose membership on the Board would be a violation of law; however, the 1994 Agreement further provides that this understanding in no way limits the directors from exercising their fiduciary duties under applicable law in determining whether to approve a Henkel Designee. Pursuant to these provisions, Roman Dohr, Christoph Henkel and Jochen Krautter, none of whom is a current executive of the adhesives business of the Henkel Group, are currently serving as members of the Board.

     Under the 1994 Agreement, at least one Henkel Designee is required to be a member of any key committee of the Board that has up to four members, and at least two Henkel Designees are required to be members of any key committee of the Board that has five or more members. Pursuant to these provisions, Mr. Dohr serves as a member and Chairman, and Mr. Henkel serves as a member, of the Audit and Finance Committee; Dr. Krautter serves as a member of the Committee on Human Resources; and Mr. Henkel serves as a member of the Committee on Board Affairs.

     Under the 1994 Agreement, the Right of First Refusal, which expires on May 23, 1998, may be exercised by the Henkel Group so long as, following such exercise, no member of the Henkel Group triggers the Rights. According to the Henkel 14D-1 Statement, HCI believes, based on publicly available information concerning the holdings of the members of the Krieble family, that approximately 5.2% of the currently outstanding Shares are subject to the Right of First Refusal. After the Henkel Group together with its affiliates has reached the Henkel Percentage or if the Henkel Group declines to exercise its Right of First Refusal, the 1994 Agreement provides for the assignment to the Company of the right to exercise the Right of First Refusal on the Shares being offered. If neither the Henkel Group nor the Company exercises the Right of First Refusal with respect to Shares being offered in an amount equal to 3% or more of the outstanding Shares, the Henkel Group and the Company must use their respective reasonable best efforts to cause the Shares being offered to be distributed as widely as practicable. Under the 1994 Agreement, given HCI's ownership of Shares set forth in the Henkel 14D-1 Statement, the Company, rather than the Henkel Group, currently has the Right of First

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Refusal relating to the approximately 5.2% of the currently outstanding Shares.
However, the tender of those Shares into a Permitted Offer by the Henkel Group would not be subject to a Right of First Refusal by the Company.

The Rights Agreement

     In connection with the adoption of the Rights Agreement, the Company declared a dividend distribution of one Right for each then outstanding Share and for each Share issued thereafter until such time as separate Rights certificates are distributed or, in certain instances, with respect to Shares issued after the separate Rights certificates are distributed. Initially, the Rights are attached to the Shares and are not exercisable. The Rights separate from the Shares and become exercisable upon the earlier of (i)(A) the first date of public announcement that a person or group has become the beneficial owner of 10% or more of the Company's outstanding Shares (other than as a result of a Permitted Offer) or (B) a person or group that was a "Grandfathered Stockholder" (as defined in the Rights Agreement) no longer qualifies as such and, at that time, the person or group is the beneficial owner of 10% or more of the outstanding Shares or (ii) ten days following commencement of a tender or exchange offer that would result in beneficial ownership of 10% or more of the outstanding Shares (other than a Permitted Offer) (a person or group that beneficially owns 10% or more of the Shares and is not a grandfathered stockholder, an "Acquiring Person").

     Under the Rights Agreement, certain stockholders are "grandfathered" and their ownership in excess of 10% of the outstanding Shares does not trigger the Rights. Each of Henkel Corporation and its affiliates would be a grandfathered stockholder as long as it does not own more than the Henkel Percentage, but would cease to be a grandfathered stockholder if and when it and its affiliates own more than the Henkel Percentage.

     Under the Rights Agreement, a person generally is not permitted to own more than 10%, and the Henkel Group is not permitted to own more than the Henkel Percentage, of outstanding Shares without triggering the Rights unless the acquisition of Shares is pursuant to a Permitted Offer -- a tender or exchange offer for all outstanding Shares which meets either of the following conditions:
(i) the offer is at a price and on terms determined by at least a majority of Disinterested Directors (as hereinafter defined) and a majority of all of the members of the Board to be adequate and otherwise in the best interests of the Company; or (ii) the offer remains open for a period of at least 60 days after the tender or exchange offer has commenced and the consummation of which results in the offeror becoming the beneficial owner of more than 50% of the outstanding Shares. A "Disinterested Director" means any director of the Company who is neither an officer or employee of the Company nor any designee or representative of any person attempting to effect a business combination or similar transaction with the Company.

     Upon separation of the Rights, each right will then entitle the holder to buy one Share. In the event that any person becomes an Acquiring Person (other than pursuant to a Permitted Offer), the Rights adjust and each holder of a Right becomes entitled to purchase Shares having a value equal to two times the exercise price of the Right. If the Company is acquired in a merger or other business combination (other than any merger or business combination following a Permitted Offer at the same price and for the same form of consideration paid in the Permitted Offer) or the Company transfers 50% or more of its assets or earning power, the Rights adjust and each holder of a Right will become entitled to purchase stock of the acquiror having a value equal to two times the exercise price of the Right.

     The Rights will expire (i) on April 14, 2004, (ii) in connection with a second-step merger satisfying certain criteria relating to the amount and form of consideration involving an acquisition of the Company following a Permitted Offer or (iii) upon redemption of the Rights by the Company.

     At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Company may redeem the Rights at a price of $.01 per Right, which redemption will be effective upon approval of (a) a majority of the Disinterested Directors and (b) a majority of all of the members of the Board. Additionally, following the separation of the Rights, the then outstanding Rights may be redeemed at that redemption price (if approved by (1) a majority of the Disinterested Directors and (2) a majority of all of the members of the Board), if this redemption is in connection with a merger or other business combination transaction or series of transactions involving the Company in which all holders of

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Shares are treated alike but not involving an Acquiring Person or its affiliates or associates, as defined in Rule 12b-2 of the Exchange Act ("associates").

     Prior to the separation of the Rights, all of the provisions of the Rights Agreement may be amended by approval of (i) a majority of the Disinterested Directors and (ii) a majority of all of the members of the Board. After the separation of the Rights, the provisions of the Rights Agreement may be amended upon approval of (a) a majority of the Disinterested Directors and (b) a majority of all of the members of the Board in order to cure any ambiguity, defect or inconsistency, or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person). The Rights may not be redeemed, exchanged or amended unless there is at least one Disinterested Director at the time of redemption, exchange or amendment.

     Except as described in this Statement, the Henkel Group is not restricted or prohibited from transferring its Shares. Under the 1994 Agreement and the Rights Agreement, the Henkel Group may transfer a portion or all of their Shares to any person who, as a result of the transfer, would own more than 10% of the outstanding Shares only if (i) a majority of the unaffiliated directors of the Company in their business judgment have not determined that beneficial ownership by that person of 10% or more of the outstanding Shares would be reasonably likely to materially adversely affect the Company or its stockholders, (ii) that person does not beneficially own, after giving effect to the transfer, a percentage of the then outstanding Shares in excess of the lesser of (A) the Henkel Percentage in effect immediately prior to the proposed transfer and (B) the sum of 0.3% of the then outstanding Shares and the percentage of the then outstanding shares to be transferred by the Henkel Group to that person in the proposed transfer and (iii) that person properly executes a transferee agreement. No transferee of any Shares from the Henkel Group will have any rights under the 1994 Agreement.

     Under the 1994 Agreement and the Rights Agreement, Shares held by associates of the Henkel Group are not deemed to be beneficially owned by the Henkel Group. However, if at any time the Henkel Group or the Company becomes aware of the fact that the aggregate Shares held by the Henkel Group together with its affiliates and associates exceeds the Henkel Percentage then in effect, the Henkel Group must vote the excess Shares on any matter in the same proportion as all outstanding Shares not held by the Henkel Group, its affiliates and associates are voted. The Henkel Group must also tender the excess Shares into any tender or exchange offer (or otherwise sell to the person making the tender or exchange offer) that is not opposed by a majority of those Outside Directors of the Company who are also Disinterested Directors or that is for all outstanding Shares and is held open for a period of at least 60 days in the same proportion as all outstanding Shares not held by the Henkel Group, its affiliates and associates are tendered in that tender or exchange offer.

     General. From time to time since the Initial Purchase, the Company and Henkel KGaA have considered ways to expand their relationship. In 1987, Henkel KGaA and the Company entered into a Joint Research Agreement. There have been no recent activities under this agreement, and no significant product or know-how has ever been developed thereunder. In 1987, Henkel KGaA also entered into a license agreement pursuant to which it licensed certain technology to the Company; however, the Company has not, during the past five years, utilized the licensed technology. From January 24, 1988 through January 24, 1991, the Company marketed in the U.S. certain consumer adhesives under Henkel KGaA's "PRITT" trademark pursuant to a Distribution and Trademark License Agreement. Following expiration of that agreement, the Company continued marketing these products for a period of time but has substantially phased those products out of its product line since mid-1994. In July 1993, in contemplation that they might, from time to time, be interested in exchanging information to permit the evaluation of separate ideas concerning possible business arrangements involving greater cooperative use of their businesses, the Company and Henkel KGaA entered into a ten-year confidentiality agreement. This agreement generally requires each party to treat confidentially the information received from the other party under the agreement and, except as required by law, not to disclose the exchange of any information or the existence of evaluations undertaken thereunder. In the summer of 1993, Guido De Keersmaecker, an Executive Vice President of Henkel KGaA responsible for the Adhesives Division, had preliminary conversations with David Freeman, the Chief Executive Officer of the Company, concerning the possibility of expanding the level and nature of the business relationship existing between Henkel KGaA and the Company. These conversations were abandoned without substantial

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discussion of the form that any expanded relationship might take. In January
1995, Mr. De Keersmaecker again met with Mr. Freeman. At this time, preliminary discussions were held concerning the possibility of a joint venture between Henkel KGaA and the Company relating to products manufactured by both companies for the automotive industry aftermarket. Mr. Freeman noted that the Company preferred to consider the possibility of one or more regional joint ventures for all products manufactured by both companies and sold in particular regions of the world, especially in developing countries. Again the discussions were abandoned promptly with no significant developments proposed or discussed. In July 1996, Mr. De Keersmaecker and Mr. Freeman had preliminary discussions concerning the possibility of a joint venture between the two companies and their respective consumer products businesses. Again, the discussions did not proceed beyond a very preliminary stage and no proposals were made by either party relating to the structure or terms of any joint venture. Additionally, in the ordinary course of business the Company and Henkel KGaA and its affiliates engage in immaterial purchases and sales of products pursuant to arm's length transactions.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Background and Recommendation.

     On Friday, October 25, 1996, at the request of Dr. Hans-Dietrich Winkhaus, the Chief Executive Officer of Henkel KGaA, Mr. David Freeman, the Chief Executive Officer of the Company, met with Mr. Winkhaus. At the meeting Mr. Winkhaus informed Mr. Freeman of Henkel KGaA's proposal to acquire the remaining Shares that it does not currently own at a per share price in the area of $56, preferably through a negotiated transaction.

     On October 26, 1996, Mr. Freeman called Mr. Winkhaus and requested that Henkel KGaA consider continuation of its position as a minority stockholder. Mr. Winkhaus agreed to also consider this option.

     On October 27, 1996, Mr. Winkhaus telephoned Mr. Freeman and advised him that Henkel KGaA had made a decision to acquire the remaining Shares that it does not currently own rather than continue its position as a minority stockholder. Mr. Winkhaus expressed the desire of Henkel KGaA and HCI to engage in direct discussions with the Board, management and advisors to work toward a friendly, negotiated transaction. Mr. Winkhaus also advised Mr. Freeman that, if those negotiations failed or did not proceed, Henkel KGaA and HCI might decide to commence a tender offer for all outstanding Shares.

     On October 28, 1996, Mr. Freeman received a letter from Mr. Winkhaus requesting that Mr. Freeman forward a copy to the Board of the following letter together with a copy of an amendment to HCI's Schedule 13D describing these events:

        Dear Member of the Board,

        I am writing to be sure that you are fully apprised of Henkel's current posture regarding its investment in Loctite. In that connection, I am attaching a copy of a revised 13D filing Henkel is making today. As you may know, I met with David Freeman on Friday and had discussions with him over the weekend in which I have advised him that Henkel proposes an acquisition of the remaining shares of Loctite it does not currently own at a price in the area of $56.

        We wish to stress our desire to engage in direct discussions with Loctite's Board of Directors, management and advisors to work toward a friendly, negotiated transaction. As you will see, these facts are explicitly noted in the attached 13D filing. We wish to also point out that we have been extremely pleased with the spirit of cooperation and mutual good faith that has existed over the years between the Board of Directors and management of Loctite and representatives of Henkel; we look forward to continuing this relationship in the future, regardless of the outcome of our proposal regarding our investment in Loctite or in any subsequent developments.

        As you may be aware, our 1994 revisions to the agreements between Henkel and Loctite contemplated the possibility of a "Permitted Offer"-- a tender offer for all the outstanding shares of Loctite that remains open for at least sixty days. Such an offer would not trigger the rights under

        Loctite's "poison pill". I advised David that, if negotiations fail or do not proceed promptly, Henkel might decide to commence such an offer.

        While you will appreciate that our lawyers have told us we cannot say anything that is not disclosed publicly, you should please feel free to contact me at any time, if you wish to discuss any of the enclosed.

        With best personal regards,

        /s/  Hans-Dietrich Winkhaus
        Dieter

        Encl.

     On October 30, 1996, the Board held a special meeting at which it established the Special Committee to review the Henkel Proposal. At that meeting, the Special Committee retained Dillon, Read & Co. Inc. ("Dillon Read") as its financial advisor and Fried, Frank, Harris, Shriver & Jacobson ("Fried Frank") as its counsel. Various members of management also reviewed the 1997 operating budget and discussed key developments in the Company's business. The Company issued a press release on October 30, 1996 announcing the establishment of the Special Committee.

     On October 31, 1996, Robert W. Fiondella, Chairman of the Special Committee, called Mr. Winkhaus and informed him that the Special Committee had been established and had commenced a review of the Henkel Proposal, that the Committee would meet again to consider the Henkel Proposal on November 12, 1996, and that, as Henkel KGaA had requested, the Special Committee's financial and legal advisors would be available during the week of November 4 to meet with Henkel KGaA and its advisors to obtain a better understanding of the Henkel Proposal, but not to negotiate with Henkel KGaA.

     On November 4, 1996, Mr. Guido De Keersmaecker and Lothar Steinebach, Vice President Finance/Controlling of Henkel KGaA and Henkel KGaA's financial and legal advisors met with the Special Committee's financial and legal advisors and made a brief presentation regarding the Henkel Proposal. The Special Committee's financial and legal advisors listened to the presentation, did not conduct any negotiations or discussions with Henkel KGaA or its advisors regarding the proposal, and confirmed that the Special Committee would meet again on November 12, 1996 to consider the Henkel Proposal.

     On November 5, 1996, Mr. Winkhaus telephoned Mr. Fiondella and indicated that Henkel KGaA and HCI would commence a tender offer on the following day to purchase all of the Shares that it does not own.

     On November 6, 1996, Henkel KGaA issued a press release and sent a letter to the Board announcing the "commencement" of the Offer and delivered to the Company a copy of the Henkel 14D-1 Statement.

     On November 6, 1996, the Company issued a press release urging its stockholders not to take any action with respect to the unsolicited tender offer commenced by Henkel KGaA and HCI until the Special Committee completed its review and announced its recommendations.

     On November 8, 1996, the Special Committee held a telephonic meeting at which it held preliminary discussions with Dillon Read and Fried Frank regarding the Offer and the Company's strategic alternatives.

     On November 11, 1996, the Special Committee met to consider the Offer and related matters. At that meeting, the Special Committee met with Dillon Read and Fried Frank and reviewed the terms of the Offer and the Company's strategic alternatives. The Company's management also updated the Special Committee on the Company's recent results and outlook.

     On November 12, 1996, the Board of Directors met to declare the Company's regular quarterly dividend. The Board also confirmed the authorization of the Special Committee to have and exercise all authority of the Board with respect to employee benefit matters, including employee benefit plans, arrangements and agreements. See Item 1 for actions taken by the Special Committee pursuant to this delegated authority.

     On November 12, 1996 the Special Committee met to continue its discussions with its legal and financial advisors regarding the Offer, the Company's strategic alternatives and certain employee benefit matters.

     At the request of the Special Committee, on November 15, 1996, Henkel KGaA provided to the Special Committee a report containing the analysis of Rothschild Inc., Henkel KGaA's financial advisor, and advised the Special Committee that Henkel KGaA intended to file the report with the Securities and Exchange Commission as an exhibit to the Henkel 14D-1 Statement.

     On November 18, 1996, the Special Committee held a telephonic meeting to continue its deliberations with respect to the Offer. At this meeting, the Special Committee considered a written opinion of Dillon Read, dated November 18, 1996, that the consideration of $57.75 in cash per Share being offered to stockholders (other than Henkel and its affiliates) pursuant to the Offer was inadequate to such stockholders from a financial point of view. After taking into account the factors described below under "Reasons for the Recommendation," the Special Committee determined by a unanimous vote that the Offer is inadequate and not in the best interests of the Company's stockholders.

     The Special Committee determined that its objective is to maximize stockholder value and determined to seek to sell the Company at a price that fully reflects its value. The Special Committee has instructed the Company's management and its advisors to respond to third-party inquiries, contact potential buyers and take all steps to facilitate achievement of this goal.

     THE SPECIAL COMMITTEE UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

     A copy of a letter to stockholders communicating the Special Committee recommendation and a form of press release announcing the recommendation are filed as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference.

     (b) Reasons for the Recommendation.

     In reaching the conclusions referred to in Item 4(a), the Special Committee considered numerous factors, including the following:

          (i) the Company's business, financial condition, results of operations, current business strategy and future prospects, including the nature of the markets in which the Company operates, the Company's position in those markets, and in particular, the following:

        - the Company's reputation as a provider of quality products and services and its position in its industry as a technological leader and innovator;

        - the Company's substantial investment in research and development over the past several years and the incremental future sales and earnings potential that may be realized from those investments;

        - the Company's position in the electronic adhesives and coatings market and the expected growth rate of that market;

        - the Company's brand name recognition in the industrial, consumer and automotive aftermarket sectors for adhesives, sealants and coatings products;

        - the Company's implementation of a new global manufacturing infrastructure designed to further improve efficiency;

        - the Company's unique ability to service global customers because of its structure and presence in more than 40 countries;

        - the benefits the Company is receiving and expects to receive from the reorganization of its North American operations;

        - the continued strength and future prospects of the Company's European and Latin American businesses;

        - the Company's focus on, and substantial investment over the last five years in, expanding growth in the Asia/Pacific region and Central and Eastern Europe;

        - the cost savings, growth impact and other benefits of various acquisitions recently accomplished and currently under consideration by the Company in South America, Europe and North America;

        - the competence of the Company's management team.

          (ii) the opinion of Dillon Read, after reviewing with the Special Committee financial criteria used in assessing an offer, that the Offer is inadequate from a financial point of view; (A copy of the written opinion dated November 18, 1996 of Dillon Read delivered to the Special Committee, which sets forth the assumptions made, procedures followed, matters considered and limits on its review, is attached as Exhibit 99.4 to this Statement and is incorporated by reference and is included in the copies of this Statement being delivered to stockholders. THE FULL TEXT OF DILLON READ'S OPINION SHOULD BE READ IN CONJUNCTION WITH THIS STATEMENT);

          (iii) the significant range of potential synergistic benefits, through revenue enhancements and cost reductions, in a combination of Henkel KGaA and the Company, and the failure of the price of the Offer to reflect adequately, and permit the Company's stockholders to share in, those benefits;

          (iv) preliminary communications the Company and its advisors have had with other parties who have indicated potential interest in an extraordinary transaction with the Company;

          (v) the historical and current market prices for the Common Stock; and

          (vi) advice received from outside counsel that there are international antitrust issues relating to a combination of the Company and Henkel KGaA that create uncertainty as to whether the conditions of the Offer will be met and as to the timing of the completion of the Offer; and that the Offer is conditioned on there not being threatened or instituted any action by any domestic or foreign governmental entity or by any other person seeking to impose any limitations upon ownership or operation by Henkel KGaA of any portion of the business or assets of the Company.

     The Special Committee did not assign relative weights to the factors. The Special Committee based its determination and recommendation on the totality of the information presented to and considered by it. Additionally, individual members of the Special Committee may have had different views on the above factors and different reasons for the Special Committee's recommendation set forth in Item 4(a) above.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to a letter agreement dated October 29, 1996 (the "Letter Agreement"), the Special Committee has retained Dillon Read as its financial advisor with respect to the Offer and certain other possible transactions. Pursuant to the Letter Agreement, the Company has agreed to pay to Dillon Read:

          (a) a fee of $1,500,000 payable on the date of the Letter Agreement (which will be deducted from any fee payable under (b) below); plus

          (b) if either (x) securities representing at least 50% of the fully diluted voting power of the Company or (y) substantially all of the assets of the Company are acquired by Henkel KGaA or its affiliates or any other third party (including in either case securities currently owned by such parties) in one or a series of transactions by means of a tender offer, private or open market purchases, merger, sale of assets, or otherwise (a "Sale Transaction"), a fee equal to (i) 0.4% of the aggregate value received by the Company and/or its stockholders in the Sale Transaction, up to the Threshold Amount (as defined below), plus (ii) to the extent the aggregate value exceeds the Threshold Amount, $350,000 multiplied by the quotient of (1) the amount by which the aggregate value exceeds the Threshold Amount divided by (2) the number of Shares outstanding on a fully diluted basis at the time of consummation of the Sale Transaction. In a Sale Transaction (i) involving a tender offer or other purchase or sale of stock, aggregate value will be determined as if 100% of the Shares had been acquired for the same per Share amount paid in the transaction in which 50% of the fully diluted voting power of the Company is acquired and (ii) involving a sale of substantially all of the assets of the Company, aggregate value will include the fair market value of all assets of the Company not sold, as determined by the Special Committee.

     "Threshold Amount" means $57.75 multiplied by the number of Shares outstanding on a fully diluted basis at the time of consummation of the Sale Transaction.

     In the event any significant corporate transaction other than a Sale Transaction occurs, the Company will pay Dillon Read a fee to be negotiated and agreed upon by Dillon Read and the Special Committee. In the event that no transaction is consummated and the threat of a change in control of the Company is substantially reduced, the Company may pay Dillon Read such additional fee as may be determined by the Special Committee.

     Pursuant to the Letter Agreement, if in order to proceed with a significant corporate transaction the Company is required to raise external funds, either publicly or privately, the Company has agreed to retain Dillon Read as placement agent or sole or co-managing underwriter.

     The Company has also agreed to reimburse Dillon Read periodically for its reasonable out-of-pocket expenses, including the fees and disbursements of its attorneys, arising in connection with any matter referred to in the Letter Agreement whether or not any transaction is consummated. In addition, the Company has agreed to indemnify Dillon Read against certain liabilities, including liabilities under federal securities laws.

     The Special Committee also has retained The Abernathy MacGregor Group Inc. as its public relations advisor in connection with the Offer. The Company will pay The Abernathy MacGregor Group Inc. reasonable and customary fees for their services, reimburse them for their reasonable expenses and provide customary indemnities.

     Except as described above, neither the Company nor any person acting on its behalf has retained any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) There have been no transactions in the Shares during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except that Mr. Eugene F. Miller, Vice President and Secretary of the Company, exercised an option to buy 400 Shares at $14.625 per Share on September 18, 1996 and sold 400 Shares at $45.375 per Share on September 26, 1996.

     (b) To the best of the Company's knowledge, none of its executive officers, directors (other than as described below), affiliates or subsidiaries currently intends to tender, pursuant to the Offer, any Shares beneficially owned by them. According to the Henkel 14D-1 Statement, the Henkel Designees to the Board, together with certain of the executive officers and directors of Henkel KGaA, beneficially own, in the aggregate, 13,160 Shares, including 7,300 Shares owned by Dr. Dohr, 700 Shares owned by Dr. Krautter and 1,600 Shares owned by Mr. Henkel. In the Henkel 14D-1 Statement, HCI states that it believes that certain of these persons, who own an aggregate of 5,860 Shares, intend to tender their Shares into the Offer. The Company believes these Shares include the Shares owned by Mr. Henkel and Dr. Krautter, who have advised the Company that they intend to tender their Shares into the Offer. Dr. Dohr has advised the Company that he does not intend to tender his Shares in light of the potential application of the profit recapture provisions of Section 16(b) of the Exchange Act. The foregoing does not include any Shares over which, or with respect to which, any executive officer, director, affiliate or subsidiary of the Company acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) -- (b) As stated in Item 4 above, the Special Committee believes that the Offer is inadequate and is not in the best interests of the Company's stockholders. The Special Committee determined that its objective is to maximize stockholder value and determined to seek to sell the Company at a price that fully reflects its value. The Special Committee has instructed the Company's management and its advisors to respond to third-party inquiries, contact potential buyers and take all steps to facilitate achievement of this goal. These efforts could lead to, and involve negotiations which may result in, (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (iii) a tender offer for, or other acquisition of securities by or of, the Company or
(iv) a material change in the present capitalization or dividend policy of the Company. The Company has had preliminary discussions with other parties regarding their potential interest in a transaction with the Company.

     The Company expects that an exploration of those possible alternatives may involve soliciting proposals from third parties to acquire the Company, furnishing non-public information to certain parties upon the execution of confidentiality agreements, responding to due diligence inquiries, assessing the feasibility and desirability of those alternatives, and engaging in discussions and negotiations with third parties, as appropriate.

     The Special Committee has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in this Item 7 might jeopardize any discussions or negotiations that the Company may conduct. Accordingly, the Special Committee has adopted a resolution instructing the Company's management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle has been reached or, upon the advice of counsel, as may otherwise be required by law.

     There can be no assurance that any of the foregoing will result in any transaction. The initiation or continuation of any of the foregoing may also be dependent upon the future actions of Henkel KGaA and HCI with respect to the Offer. The proposal, authorization, announcement or consummation of any transaction of the type referred to in this Item 7 could adversely affect, or result in withdrawal of, the Offer. In that instance the Special Committee could determine not to seek to explore further a sale or other extraordinary transaction involving the Company.

     Except as described above and under Item 4 above, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) a material change in the present capitalization or dividend policy of the Company.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

Litigation

     Four stockholder lawsuits have been filed against the Company, as well as various directors and officers of the Company, in the Court of Chancery in New Castle County, Delaware. Three of these lawsuits (civil action numbers 15283-NC, 15285-NC and 15286-NC) allege that the Company and the named directors and officers have violated fiduciary duties owed to the Company's stockholders by refusing to enter into negotiations with Henkel KGaA and HCI concerning the Henkel Proposal. The fourth stockholder suit (civil action no. 15282-NC) alleges that the Company and the named directors and officers have violated fiduciary duties owed to the Company's stockholders by allowing Henkel KGaA and HCI to make a bid for the Company at a price that is allegedly grossly unfair to stockholders. The Company believes the allegations in these complaints are lacking in merit and intends to defend against these actions.

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 99.1     Letter to Stockholders of Loctite Corporation dated November 18, 1996*
Exhibit 99.2     Text of Press Release dated November 18, 1996 issued by Loctite Corporation
Exhibit 99.3     Pages 6-19 of the Notice of Annual Meeting of Stockholders and Proxy
                 Statement dated March 13, 1996
Exhibit 99.4     Opinion dated November 18, 1996 of Dillon, Read & Co. Inc.*
Exhibit 99.5     Form of Retention Agreement between Loctite Corporation and certain Employees
Exhibit 99.6     Rights Agreement, dated as of April 14, 1994, between Loctite Corporation and
                 The First National Bank of Boston, as Rights Agent
Exhibit 99.7     Agreement, dated as of April 14, 1994, among Loctite Corporation and Henkel
                 KGaA, Henkel Corporation and HC Investments, Inc.
Exhibit 99.8     Resolution of Special Committee of Loctite Corporation Board of Directors
                 Authorizing Robert W. Fiondella to Execute and File Schedule 14D-9
                 Solicitation/Recommendation Statement

---------------
* Included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          By: /s/ Robert W. Fiondella

                                            ------------------------------------
                                            Robert W. Fiondella
                                            Title:  Chairman of the Special
                                              Committee

Dated: November 18, 1996

                                 EXHIBIT INDEX

Exhibit 99.1     Letter to Stockholders of Loctite Corporation dated November 18,
                 1996*............................................................
Exhibit 99.2     Text of Press Release dated November 18, 1996 issued by Loctite
                 Corporation......................................................
Exhibit 99.3     Pages 6-19 of the Notice of Annual Meeting of Stockholders and
                 Proxy Statement dated March 13, 1996.............................
Exhibit 99.4     Opinion dated November 18, 1996 of Dillon, Read & Co. Inc.*......
Exhibit 99.5     Form of Retention Agreement between Loctite Corporation and certain Employees................................................
Exhibit 99.6     Rights Agreement, dated as of April 14, 1994, between Loctite
                 Corporation and The First National Bank of Boston, as Rights
                 Agent............................................................
Exhibit 99.7     Agreement, dated as of April 14, 1994, among Loctite Corporation and Henkel KGaA, Henkel Corporation and HC Investments, Inc......
Exhibit 99.8     Resolution of Special Committee of Loctite Corporation Board of
                 Directors Authorizing Robert W. Fiondella to Execute and File
                 Schedule 14D-9 Solicitation/Recommendation Statement.............

---------------
* Included in copies mailed to stockholders.